

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 6, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Kevin C. Berryman
Member, Temporary Office of the CEO and CFO
International Flavors & Fragrances Inc.
521 West 57th Street
New York, New York 10019

> RE: Form 10-K for the year ended December 31, 2009
> Form 8-K filed February 9, 2010
> Definitive Proxy Statement filed March 9, 2010
>   File No. 1-4858

Dear Mr. Berryman:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings, including your interim filings, if applicable.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

MD&A

Financial Condition, page 29

2. You anticipate that cash flows from operations and availability under your existing credit facilities are sufficient to fund your capital spending and other cash requirements for at least the next eighteen months. Your revolving credit agreement provides for a US $350 million Tranche A and Euro 400 million Tranche B multi-currency revolving credit facility. Please disclose the amounts borrowed as well as the amounts available under the facility as of the latest balance sheet date. Please show us in your supplemental response what the revisions will look like.

3. Your reconciliation from net income to Adjusted EBITDA on page 31 includes a line item described as specified items. Please disclose with quantification for each period presented the components of this line item. This could be provided in a footnote to the reconciliation. Please show us in your supplemental response what the revisions will look like.

Critical Accounting Policies and Use of Estimates, page 32

The Periodic Assessment of Potential Impairment of Intangible Assets Acquired in Business Combinations, page 32

4. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - How you weight each of the methods used to value goodwill, including the basis for that weighting;
   - How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
   - To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
     o Identify the reporting unit;
     o The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
     o The amount of goodwill;
     o A description of the assumptions that drive the estimated fair value;

        o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

        o A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.

Financial Statements

Notes to the Financial Statements

Note 9. Income Taxes, page 59

5. Given that you have recorded repeated losses before taxes in the U.S., please consider expanding your disclosures to provide additional clarity regarding the amount of U.S. deferred tax assets recorded as well as the amount of valuation allowance recorded against these deferred tax assets. These disclosures could also include the amount of U.S. net operating loss carryforwards and tax credit carryforwards, the deferred tax assets recorded related to these carryforwards, and the amount of valuation allowance recorded against these deferred tax assets. For any U.S. deferred tax assets for which you have not recorded a valuation allowance, please also consider expanding your disclosures to address the following:

- Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;

- Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

- Please include an explanation of the anticipated future trends included in your projections of future taxable income; and

- Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Please show us in your supplemental response what the revisions will look like.

Note 12. Segment Information, page 65

6. Please disclose the amount of net sales related to the U.S. and any individual material foreign country for each period presented. Refer to ASC 280-10-50-41(a). Please show us in your supplemental response what the revisions will look like.

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

7. Please file an amendment to your Form 10-K to include a signed consent from PricewaterhouseCoopers LLP. Refer to Item 601(b)(23)(ii) of Regulation S-K.

FORM 8-K FILED FEBRUARY 9, 2010

Exhibit 99.1

8. Your income statement reconciliations from reported GAAP amounts to adjusted non-GAAP amounts for the three months ended December 31, 2009 and 2008 and the years ended December 31, 2009 and 2008 appear to constitute full non-GAAP income statements. Please show us how you will revise your future Form 8-K filings to provide relevant information to investors without providing full non-GAAP income statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

DEFINITIVE PROXY STATEMENT FILED MARCH 9, 2010

Market Reference, page 46

9. We note disclosure that your consultant analyzes total direct pay against the median to 75th percentile range of each executive's market reference and that the approved target total direct pay for 2009 was positioned "somewhat above" the market reference range for Ms. Ford and Messrs. Mirzayantz and Vaisman. Since "somewhat above" is not a clear range, please disclose where actual total direct pay fell for each named executive officer.

Annual Incentive Plan, page49

10. Please provide quantitative disclosure of targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. We note the disclosure on page 51 that "For 2009, the specific target levels for each financial objective were based on improvement versus actual 2008 results." It is unclear whether the objectives are simply any improvement from the prior year's

financial goals or whether there are specific targets associated with each category (i.e., sales growth in local currency of a certain amount or attainment of a specific working capital amount). Please do the same for the fiscal year target for EPS under the Long-Term Incentive Plan.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief